March 26, 2013
Re:	Arcos Dorados Holdings Inc. Application for Withdrawal of Registration Statement on Form F-3 (File No. 333-187503)

Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549

Via Edgar and Overnight Delivery

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Arcos Dorados Holdings Inc., a British Virgin Islands company (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form F-3, File No. 333-187503, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2013.

The Registrant is requesting withdrawal of the Registration Statement because it was inadvertently filed as a Form F-3 instead of a Form F-3ASR.  The Company is re-filing an identical registration statement that will be correctly labeled as a Form F-3ASR.

The Company confirms that no securities were sold pursuant to the Registration Statement. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at +54 11 4711-2504.

Sincerely, /s/ Juan David Bastidas Juan David Bastidas Chief Legal Counsel